SEC Comments and Related Responses

September 17, 2009

Ms. Sheila Stout
Division of Investment Management
U.S. Securities and Exchange Commission
Office of Disclosure
100 F. Street NE
Washington, DC 20549-4644

RE:	T. Rowe Price Institutional Global Equity Fund
T. Rowe Price Overseas Stock Fund
T. Rowe Price Short-Term Income Fund, Inc.

Dear Ms. Stout:

This letter responds to the comments and questions discussed with Cathy Mathews on August
25, 2009, related to the October 31, 2008 and May 31, 2009 annual reports (“Fund reports”)
for the above-referenced T. Rowe Price Funds (“Funds”).

Affiliated Company Disclosures (Regulation S-X, Rules 6-04 and 6-07)

Staff Comment:
Balances related to investments in affiliated companies are to be separately disclosed within the
Statement of Assets and Liabilities and the Statement of Operations as prescribed by S-X 6-04 and 6-07. Affiliate-related balances were not separately presented on the primary financial statements included in the Fund reports.

Management Response:
As indicated in our response letters dated July 16, 2008 and June 22, 2007, the Funds consolidate all disclosures related to investments in affiliated companies in a table captioned
Affiliated Companies, located following the Portfolio of Investments and preceding the
Statement of Assets and Liabilities and Statement of Operations. The Affiliated Companies
table reports the cost and market value of investments in affiliated companies and the related effects on the results of operations for the period presented. The table’s introduction explains that affiliated-company amounts in the table are also included in the appropriate line items presented in the accompanying financial statements.

This presentation was adopted in 2007 to consolidate affiliated company information in one note and to avoid multiple parenthetical explanations on individual financial statement lines
(e.g., related to cost, foreign tax balances, and affiliated investments). We believe this alternate presentation provides complete disclosure of all affiliate-related elements required by
Regulation S-X, brought together in a single disclosure that is easily understood by readers.

Officer’s Signature on Form N-PX

Staff Comment:
The instructions to Form N-PX provide that filings are to be signed by the Principal Executive
Officer. The 2008 N-PX filings for the Funds were signed by the Principal Accounting Officer.
The Funds should file amended 2008 filings reflecting the appropriate signature.

Management Response:
We respectfully do not agree that the Funds should file amended 2008 filings (though we have changed the signing officer for filings after 2008). In fact, we would suggest that Form N-PX does not necessarily require the signature of the Funds’ Principal Executive Officer.

Form N-PX provides that the filing should be signed by the “principal executive officer or officers” [emphasis added]. In addition, the Form requires that each signer print his or her name and title under the signature. If the Form permitted the signature of only the principal executive officer, the signatory would not need to include his or her title; instead, the Form simply could have included the title “principal executive officer” under the signature line. Therefore, these provisions seem to contemplate signers other than solely the principal executive officer.

In view of this uncertainty, in our opinion, requiring the Funds to amend their 2008 filings is unnecessary and burdensome, and serves no important purpose for the Commission or shareholders. The information that was filed in the 2008 filing continues to be accurate; the filing was signed by the Funds’ treasurer — an authorized, senior executive officer of the
Funds; and the information in the Form is not required to be certified.

Despite our disagreement about amended Forms N-PX, in light of the Staff’s comment, all post-2008 Form N-PX filings by the Funds have been, or will be, signed by the Funds’
Principal Executive Officer. (The Funds’ recently filed 2009 Forms N-PX were signed by the
Funds’ Principal Executive Officer.)

Pursuant to the Commission’s request, the Funds acknowledge the following:

• The Funds are responsible for the adequacy and accuracy of the disclosure in their filings with the Commission;

• Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

• The Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.

If you have any additional questions or would like to discuss any response, please contact me ((410) 345-8472, gregory_hinkle@troweprice.com), or Cathy Mathews ((410) 345-5738, cathy_mathews@troweprice.com).

Respectfully,

/s/ Gregory K. Hinkle

Gregory K. Hinkle
Treasurer
T. Rowe Price Funds

cc:	Darrell Braman – Managing Counsel, T. Rowe Price Associates, Inc.
Fran Pollack-Matz – Senior Legal Counsel, T. Rowe Price Associates, Inc.
John Gilner – Chief Compliance Officer, T. Rowe Price Funds.
Betsy Johnson – Partner, PricewaterhouseCoopers LLP
Cathy Mathews – Senior Manager, T. Rowe Price Investment Treasury